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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

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                                LOOKSMART, LTD.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $.001 Per Share,
                  Having an Exercise Price of More Than $2.50
                         (Title of Class of Securities)

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                                  543442 10 7
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                            Martin E. Roberts, Esq.
                             Erik F. Riegler, Esq.
                                LookSmart, Ltd.
                               625 Second Street
                        San Francisco, California 94107
                                 (415) 348-7000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                            Gregory J. Conklin, Esq.
                          Gibson, Dunn & Crutcher LLP
                             One Montgomery Street
                            San Francisco, CA 94104
                                 (415) 393-8200
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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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                             Introductory Statement

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 20, 2001, as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on March 14, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price of more than $2.50 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated February 20, 2001, as amended, and the related cover letter and attached Summary Term Sheet.

Item 10.  Financial Statements.

     Item 10 of the Schedule TO is hereby amended and restated as follows:

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning LookSmart, Ltd.") and Section 16 ("Additional Information"), and on pages [41] through [60] of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

     (b)  Not applicable.

     Section 16 ("Additional Information") of the Offer to Exchange is hereby amended by deleting the first paragraph and replacing it with the following paragraph:

     This Offer to Exchange is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

     (a) our Definitive Proxy Statement for our 2000 annual meeting of stockholders, filed with the SEC on April 28, 2000;

     (b) our Annual Report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on March 16, 2001;

     (c) the description of our common stock included in our Registration Statement on Form 8-A, filed on June 14, 1999, including the information incorporated by reference in the Form 8-A from our Registration Statement on Form S-1, which was filed with the SEC on June 14, 1999, including any amendments or reports we file for the purpose of updating that description.

     Section 17 ("Forward Looking Statements; Miscellaneous") of the Offer to Exchange is hereby amended by deleting the first paragraph and replacing it with the following paragraph:

     This Offer to Exchange and our SEC reports referred to above include forward-looking statements. When used in this Offer to Exchange, the words "anticipate," "believe," "expect," "intend" and "plan" as they relate to LookSmart or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to

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our services or the markets in which we operate and similar matters are forward-
looking statements. Actual results may differ materially. Due to increasing uncertainties in our market, our degree of visibility on future revenues and earnings and associated confidence level in forecast information is less than in the past. Factors that might cause a difference include, but are not limited to, those relating to general business and economic conditions, evolving industry standards, the pace of development and market acceptance of our search products, those of our customers and the Internet search market generally, commercialization and technological delays or difficulties, changes in customer order patterns and the product volume of such orders, the financial condition of our customers, risks of customer loss, the impact of competitive products and technologies, competitive pricing pressures, manufacturing availability and risks, dependence on third party suppliers, the uncertainties associated with international operations, the possibility of our products infringing patents and other intellectual property of third parties, risks due to limited protection of our intellectual property, product defects, costs of product development, our ability to attract and retain service providers, the company's ability to extract value from acquisitions, manufacturing and government regulation and other risk factors listed from time to time in the reports and other documents we file with the SEC, including without limitation, our annual report on Form 10-K for the year ended December 31, 2000. We assume no obligation to revise or update the forward-looking statements contained in this Offer to Exchange to reflect events or circumstances after the date hereof.

Item 12.  Exhibits.

          Item 12 of the Schedule TO is hereby amended and restated as follows so as to replace the Company's Form 10-K filed on March 30, 2000 and Form 10-Q filed on November 14, 2000 with the Company's Definitive Proxy Statement filed on April 28, 2000 and its Form 10-K filed on March 16, 2001.

          (a)(1) *Offer to Exchange, dated February 20, 2001 as amended.

          (2)    *Form of Election Form.

          (3) *Form of Cover Letter to Eligible Option Holders and Summary of Terms.

          (4)    *Form of Change in Election Form from Accept to Reject.

          (5)    *Form of Change in Election Form from Reject to Accept.

          (6) LookSmart, Ltd. Definitive Proxy Statement for its 2000 annual meeting of stockholders, filed with the SEC on April 28, 2000 and incorporated herein by reference.

          (7) LookSmart, Ltd. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on March 16, 2001 and incorporated herein by reference.

          (8) *Form of Notice to Eligible Option Holders Informing them of the Waiver of a Condition to the Offer, the Opening of the Offer to Options to Purchase 500,000 Shares of Common Stock at $39.00 per Share, and the anticipated filing of the Annual Report on Form 10-K.

          (b)    Not applicable.

          (d)(1) LookSmart, Ltd. Amended and Restated 1998 Stock Plan. Filed as
                 Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-80581), filed with the

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            SEC on June 14, 1999 and incorporated herein by reference.

     (2) *Form of New Option Agreement Pursuant to the LookSmart, Ltd. Amended and Restated 1998 Stock Plan.

     (e)    Not applicable.

     (f)    Not applicable.

     ________________________________
     *Previously Filed

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     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                              LOOKSMART, LTD.



                              /s/ EVAN THORNLEY
                              -----------------------
                              Evan Thornley
                              Chief Executive Officer

Date:  March 15, 2001

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                               INDEX TO EXHIBITS

     Exhibit
     Number                 Description
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     (a)(6)        LookSmart, Ltd. Definitive Proxy Statement for its 2000
                   annual meeting of stockholders, filed with the SEC on April 28, 2000 and incorporated herein by reference.

     (a)(7) LookSmart, Ltd. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on March 16, 2001 and incorporated herein by reference.